  Exhibit 99.2

On December 29, 2020, the shareholders approved a resolution at the Annual General Meeting of Shareholders approving the grant of 5,174,424 RSUs to officers. The RSUs entitle the holders to receive 5,174,424 common shares for no additional consideration. The RSUs will vest upon achieving project financing milestones related to the Molo Graphite Project and 33.33% of the RSUs will expire on each of Feb 16, 2021, August 16, 2021 and Feb 16, 2022.